Filed by Wallbox B.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kensington Capital Acquisition Corp. II

Commission File No. 001-40114

Date: July 9, 2021

JMAC Investing – Interview, July 8, 2021

Participants – Justin Miro and Enric Asunción

Interviewer:

Hello everyone welcome to J Mac investing. My name is Jason, we have another executive interview today with Enrique Asunción Who is the co-founder and CEO of Wallbox Chargers, also have Justin Miro, who is from Kensington Acquisition Corp so excited to have these two gentlemen on, we’re gonna roll the intro here and then we’ll I’ll introduce you to these gents and we’ll get going.

Interviewer: Justin to my left, and Enric down at the bottom, how are you all doing today. Good. Jason, thank you. I guess real quick let’s just run through do some introductions, Justin you’re from Kensington, introduce yourself and then we’ll have Enric introduce himself.

Justin:

Sure thing, Jason. Yes, my name is Justin Miro and I’m the chairman, CEO of Kensington Capital Acquisition Corp., New York Stock Exchange ticker KCAC. We are a special purpose acquisition company, or SPAC. This is our second SPAC. The first SPAC that we had last year we merged with a company called Quantumscape makes lithium metal solid-state batteries. This second SPAC we announced earlier this year and we announced a merger agreement with Wallbox. My team myself and my team were all automotive experts. There’s 10 of us as part of Kensington collectively we have over 300 years of automotive experience, and we continue to be the only SPAC with deep automotive experience both operationally financially, strategically, so we’re very excited today to be on your show Jason and talk about Wallbox, which meets all of our investment criteria as an automotive SPAC. But, you know, more importantly, you know, we see this as a huge opportunity to allow mainstream investors like your followers to learn about a green technology that is currently being sold around the world, and almost 70 countries, and we’re bringing that company here to the New York Stock Exchange, to allow investors to invest directly. Thank you, Jason.

Interviewer: Yes, sir. Thank you, thank you for being on and sharing that quite, quite a rad deal with Quantumscape for sure, amazing tech, looking forward to the future of that one as well. Yeah. Take a moment and introduce yourself as well.

Enric:

Perfect. Thank you, Jason. I’m the CEO and co-founder of Wallbox, I’ve been all my professional life working the electric vehicle charging industry. First, I started creating today’s standards for charging at home, or charging in the public space so when you bring an electric car with a charger, and things are compatible and just work. That was my main job. And then I moved to Tesla when I was the responsible at the European level for all home charging activities, and inside test I realized that the key to a possiblities. The transition to electric cars was first of all, to solve home charging at home charging condominiums, so six years ago, we, together with environmental co founder, we decided to leave our jobs, to create mobile apps, and today we’re making this possible not only at home and at work but also in the public space, and we’re not only making cars to charge and starts to move. We are seeing a huge opportunity on using the electric vehicle battery storage for the home. And for the lead because the electric vehicle is so big that we can use it to make possible the transition to renewable energies, we use mega to home and legal to read, and our products can do this already.

Interviewer: Very, very good, very, very grateful for you to have you gents on and to have the opportunity to talk about Wallbox. I don’t know who may want to take a stab but maybe give a give a brief overview. I know Enric did touch on some of it there, but a brief overview of kind of the business model of Wallbox, because now there’s quite a few charges that have come via SPAC and there’s also some that already public as well. So, what’s the business model of Wallbox.

Enric:

I will start then you can go, Justin. So, first of all, we are the fastest growing company in the space, we have, we’re providing a full portfolio of products, we have charging so we value charging and discharging we provide the hardware that we sell to terminal factors also installers and distributors will provide a software platform that is a software as a service where people connect to our platform that pays five euros a month, or $5 a month, currently charged and connected for platform with a breakthrough engineering, with the most advanced charging systems in the world, not only AC charging to charge your car. Both ways are, which allows you to charge your car also discharge your car, and use your electrical battery to power your phone, and let’s typical battery we can power the home for four days. And we have a technology, and that is called ways I’ve got the luxury to do this back to home I’m eager to read and use your car when you don’t have power available, or you should use this Europe, relative to save money when the price of energy changes by the hour, is sort of fun so you save money using our products. We truly love their presence in 67 countries today, having a presence in a company is not opening an office or start selling online hiring preferencing means that you have to ship locations to sell on those countries, and we have all of them, we can sell in six continents to sell in the US, in Europe, in China and all the APAC region. So we’re actually role playing, super important, also is that we are vertically integrated. So we think, supply chain and manufacturing, distribution of our, of our products, so will also allow us to have better margins in the space, we are comparing gross margins, but also the fastest development cycles, we can launch and 35 products faster than anybody else, which is key, you know, to increase our market share, but also especially now with all the chips or locations you know the scarcity of microchips. We own the whole factory which allows us to keep delivering to our customers or not having any problem on the deliveries because we manage this part of the, of the product. And finally the team we have the best team and meeting with the, with the consultant team that has experience of more than 300 years of industry, and their experience in companies. We believe that this is gonna accelerate even more of our business plan.

Justin:

Yeah, you know, Jason I agree with every single thing you said there. But what I would love to highlight is that Wallbox is right now, at this intersection of two of the greatest mega trends that I’ve seen in my career, my 30 plus year career in the auto industry in those two megatrends is the electrification of the power train in other words, electric vehicles, they’re here to stay. OEMs are spending 10s of hundreds of billions of dollars to come up with new electric vehicles in 510 years from now, everyone’s gonna be driving electric vehicles, that’s the one huge mega trend, and Jason as you pointed out, there’s lots of EV charging companies that are going after that mega trend. Wallbox is different than the fact that you just are in real estate, what Max is the only company that is going after the other megatrends, and that is the green initiatives around energy consumption and utilization. In other words, how are we powering our homes or businesses, you know, how are we using the precious resources we have in our world today, and people are becoming much more aware of that. And so, being able to take that mega trend of energy management and vehicle, electricity and putting them together. Wallbox is the only company in the world doing that. That’s what gets us so excited to Kensington, you know, the other point. Listen, my background is also many years in finance, you heard and reinvention industry leading gross margins company has more of a 40% gross margin. This is a company that is making money today, selling products in over 60 countries. That’s very important. There’s a lot of companies out there that claim, things that they want to do. They either can’t do it or they can’t do it profitably. So here we have a company with the right vision, the right products to the right market.

Enric:

In Europe, we’ll have a factory in China that serves to the Chinese market. And now, is building the capacity more capacity in the US took into the role the US.

Interviewer You know, I think you guys are pretty much covered most of the topics that I wanted to cover I guess I can, you know, give you guys an opportunity here to speak on anything that you felt like may not have covered or missed and then, you know, it’s, we’ll be at about 30 minutes and I don’t want to go too long so I’ll give you guys the floor and let you guys, you know, talk about anything that you feel like we need to.

Justin:

Sure you know may I’ll just I’ll start it over in ring to wrap up, but you know Jason your last question there in terms of the expansion, you know this transaction that we recently announced here between Kensington and Wallbox. It is really to facilitate that global expansion. As part of this transaction. We raised $330 million for the company, that’s a combination of the $230 million in our SPAC trust in the 100 million dollars in a pipe that we raise that capital is used to accelerate and fulfill the business plan that we put in that investor presentation deck that you can see online. And as you can see in that it is to expand manufacturing capacity, something that me and my team at Kensington we’re very comfortable with. We build plants around the world. we know how to employ hundreds of millions of dollars to build manufacturing plants, so as to build those plants but it’s also to facilitate the massive working capital growth. That is to build inventory to build, accounts receivable to expand in all of these markets that and we’ve just mentioned. And, you know, it’s very important to make sure that we have that capital in places and read mentioned, a lot of companies are struggling with their supply chain right now, they’re not getting semiconductor chips for example, we’ve secured all with our capital, and obviously good management. So we have the ability to grow in what we believe we’re not even in the first inning here of this electric vehicle transformation. And so when we see this accelerate, we’re going to have the capital, we’re going to have the products, we’re gonna have the feet on the ground and all these markets to expand here. Enric, any last thoughts?

Enric:

Much to just, just say, really excited. With the combination here we can see, we share the same passion for the vehicles, but more importantly is that we share the vision that the electric car will play a key role in on in the energy transition to renewable energies, and our products today are really making this possible.

Interviewer: All right, excellent. Well, like I said, I really appreciate you just coming on, then a fantastic conversation. Hopefully this gets the message out love, you have a great rest of your day. Perfect. Thanks. Now, I will go.

Additional Information

This communication is being made in respect of the proposed transaction involving Wallbox Chargers, S.L. (“Wallbox”), Wallbox B.V. and Kensington Capital Acquisition Corp. II (“Kensington”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Wallbox B.V. will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Kensington in connection with Kensington’s solicitation of proxies for the vote by Kensington’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Wallbox and Kensington also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of Kensington’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Wallbox and Kensington will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Wallbox’s website at www.wallbox.com. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from Kensington’s website at www.autospac.com.

Participants in the Solicitations

Wallbox, Wallbox B.V., Kensington and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Kensington’s shareholders in connection with the proposed transaction. You can find more information about Kensington’s directors and executive officers in Kensington’s final prospectus dated February 25, 2021 and filed with the SEC on February 26, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this presentation, regarding Kensington’s proposed business combination with Wallbox, Kensington’S ability to consummate the transaction, the development and performance of Wallbox’s products (including the timeframe for development of such products), the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “are designed to,” “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Wallbox disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Wallbox cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Kensington or Wallbox. In addition, Wallbox cautions you that the forward-looking statements contained herein are subject to the following uncertainties and risk factors that could affect Wallbox’s and Kensington’s future performance and cause results to differ from the forward-looking statements herein: Wallbox’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Wallbox to grow and manage growth profitably following the business combination; risks relating to the outcome and timing of the Company’s development of its charging and energy management technology and related manufacturing processes; intense competition in the electric vehicle charging space; risks related to health pandemics, including the COVID-19 pandemic; the possibility that Wallbox may be adversely affected by other economic, business, and/or competitive factors; the possibility that the expected timeframe for, and other expectations regarding the development and performance of, Wallbox products will differ from current assumptions; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against Kensington or Wallbox, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of Kensington or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of Kensington or Wallbox as a result of the announcement and consummation of the business combination; costs related to the business combination; changes in applicable laws or regulations; underlying assumptions with respect to shareholder redemptions. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Kensington’s periodic filings with the SEC, and, when available, proxy statement/prospectus of Wallbox B.V. in the registration statement on Form F-4 filed with the SEC. Kensington’s and Wallbox B.V.’s SEC filings are available publicly on the SEC’s website at www.sec.gov.